SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                          .

Commission File No. 001-36408

A.            FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp

130 S. State College Blvd, Brea, CA 92821

B.            NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp

9701 Wilshire Blvd., Suite 700

Beverly Hills, California 90212

PacWest Bancorp 401(k) Plan

Form 11-K

December 31, 2017

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of PacWest Bancorp 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PacWest Bancorp 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Squar Milner LLP

We have served as the Plan’s auditor since 2008.

San Diego, California
June 29, 2018

PacWest Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Investments at fair value:
Retirement Money Market Portfolio	$5,619,723	$5,054,015
Mutual funds	115,689,330	87,275,625
PacWest Bancorp common stock	7,542,226	7,432,780
Common collective trust fund	1,889,660	2,609,066
Total investments at fair value	130,740,939	102,371,486
Receivables:
Notes receivable from participants	2,533,672	2,119,006
Employer contributions	12,624	—
Participant contributions	42,463	—
Total receivables	2,588,759	2,119,006
Net assets available for benefits	$133,329,698	$104,490,492

See Accompanying Notes to these Financial Statements.

PacWest Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Additions:
Investment income:
Net appreciation in fair value of investments	$11,729,534
Interest and dividends	6,195,538
Total investment income	17,925,072
Contributions:
Participants	12,747,286
Rollovers	2,434,640
Employer	3,950,672
Total contributions	19,132,598
Total additions	37,057,670
Deductions:
Benefits paid to participants	8,144,694
Corrective distributions	1,259
Administrative expenses	72,511
Total deductions	8,218,464
Net increase in net assets available for benefits	28,839,206
Net assets available for benefits:
Beginning of the year	104,490,492
End of the year	$133,329,698

See Accompanying Notes to these Financial Statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1) Description of the Plan

The following description of the PacWest Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp and its subsidiaries (the “Company”) that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the “Sponsoring Employer”) who acts by and through its administrative committee, the “401(k) Plan Committee”. The 401(k) Plan Committee is presently comprised of seven officers of Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (“Trustee”).

(b)  Contributions

Employees of the Company who are at least 18 years of age are eligible to participate in the Plan beginning the first day of the month following their hire date. Participants may contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $18,000 for 2017 and 2016. The Company funds matching contributions based on the calculation of annual compensation and deferrals.  For the 2017 and 2016 plan years, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. In addition participants may contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may also make “catch-up” contributions up to $6,000 for 2017 and 2016 in accordance with Internal Revenue Code (“IRC”) regulations and limitations.

Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions.

(c)  Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)  Vesting

Participant contributions are immediately fully vested. Participants vest in the Company’s matching contribution in accordance with the following schedule:

Years of service	Vesting percentage
Less than 1 year	0%
1	20%
2	40%
3	60%
4	80%
5	100%

All nonvested amounts in a terminated participant’s account are forfeited in accordance with Plan provisions, which allows for forfeited amounts to be utilized to pay Plan expenses or to offset employer contributions. At December 31, 2017 and 2016, the forfeited balances within the Plan totaled $124,278 and $77,432, respectively and during the years ended December 31, 2017 and 2016, $160,309 and $91,439 respectively, of forfeited amounts were used to offset employer contributions.

(e)  Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions.

For distributions other than due to financial hardship, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (“IRA”) or tax favored plan that accepts the transfer. Distributions shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

(f)  Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates at December 31, 2017 and 2016 ranged from 3.25% to 6.25% and 3.25% to 6.00%, respectively. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant, in which case the loan term may be extended for up to a period of 10 years. Principal and interest are paid ratably through participant payroll deductions. If a participant defaults on the loan, it is generally treated as a taxable distribution from the Plan (a “Deemed Distribution”).

(g)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(h)  Investment Options

All accounts are invested in accordance with terms of the Plan document and investment options elected by participants. Participants direct the investment of their contributions and Company’s matching contributions into various investment options offered by the Plan.  If a participant does not choose an investment fund, the contributions are invested in the age appropriate target date fund.   Participants may change their deferral percentage or investment direction at any time. Investment options offered by the Plan include money market funds, mutual funds, PacWest Bancorp common stock and a common collective trust fund. Contributions or transfers into PacWest Bancorp  common stock are limited to no more than 25% of either the future contributions or total participant account balance.

(2) Significant Accounting Policies

(a)  Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b)  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets in the statements of net assets available for benefits along with the additions and deductions presented in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

(c)  Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements for further discussion of the fair value of Plan investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments purchased, sold and held during the year.

(d)  Notes Receivable from Participants

The notes receivable from participants are valued at cost plus any accrued but unapplied interest, which approximates fair value. If a participant ceases to make note repayments and the Plan administrator deems the note to be in default, the participant note balance is reduced and a Deemed Distribution is recorded.

(e)  Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)  Administrative Expenses

Administrative expenses of the Plan are paid from forfeited amounts or by the Company, except for loan fees and maintenance fees for ex-employees which are charged to the applicable participant accounts. The Company is also a party-in-interest and the Trustee charges fees to the participant for processing loan application transactions. See Note (4), Party-in-Interest Transactions , for additional party-in-interest information. The administrative fees paid by the Plan in 2017 totaled $72,511.

(g)  Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of the Plan’s investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)  Concentration of Credit Risk

Investment in PacWest Bancorp common stock comprised approximately 6%  and 7% of the Plan’s net assets available for benefits as of December 31, 2017 and 2016, respectively. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp common stock.

(i)  Subsequent Events

Plan management has evaluated events subsequent to December 31, 2017 and through the date that the accompanying financial statements were filed with the Securities and Exchange Commission, and have concluded there are no subsequent events that would require recognition in the accompanying financial statements.

(3) Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Assets at Fair Value as of December 31, 2017

	Level 1	Total
Mutual Funds	$115,689,330	$115,689,330
Retirement Money Market Portfolio	5,619,723	5,619,723
PacWest Bancorp Common Stock	7,542,226	7,542,226
Total Investments at Fair Value	128,851,279	128,851,279
Common Collective Trust measured at NAV*	—	1,889,660
	$128,851,279	$130,740,939

Assets at Fair Value as of December 31, 2016

	Level 1	Total
Mutual Funds	$87,275,625	$87,275,625
Retirement Money Market Portfolio	5,054,015	5,054,015
PacWest Bancorp Common Stock	7,432,780	7,432,780
Total Investments at Fair Value	99,762,420	99,762,420
Common Collective Trust measured at NAV*	—	2,609,066
	$99,762,420	$102,371,486

*                         Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Retirement Money Market Portfolio

Retirement Money Market Portfolio funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year-end.

PacWest Bancorp Common Stock

PacWest Bancorp common stock held in participant-directed accounts is stated at the fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year.

Common Collective Trust Fund

A stable value fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the NAV, an estimate of fair value. The unit value is calculated by dividing the fund’s value on the valuation date by the number of units outstanding. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

The following table summarizes investments for which fair value is measured using the NAV per share (or its equivalent) practical expedient as of December 31, 2017, and 2016, respectively.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo stable return fund	$1,889,660	n/a	Daily	12 months

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Wells Fargo stable return fund	$2,609,066	n/a	Daily	12 months

(4) Party-in-Interest Transactions

Parties-in-interest (as defined by ERISA) may perform services or have fiduciary responsibilities to the Plan. The party-in-interest transactions discussed below qualify for an exemption from the party-in-interest transaction prohibitions of ERISA.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of PacWest Bancorp company stock, and thus, these are party-in-interest transactions.

The Company paid certain administrative expenses of the Plan for the year ended December 31, 2017 totaling $72,511 to Fidelity Management Trust Company.

(5) Income Taxes

The prototype plan adopted by the Company received a favorable tax determination letter on March 31, 2014, as part of a volume submitter plan from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under IRC Section 401(a) and that the Plan is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to the Form 5500:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$133,329,698	$104,490,492
Less: Employer contributions receivable	12,624	—
Participant contributions receivable	42,463	—
Net assets available for benefits per the Form 5500	$133,274,611	$104,490,492

The following is a reconciliation of total investments and notes receivable from participants per the financial statements at December 31, 2017 and 2016 to the Form 5500:

	December 31
	2017	2016
Total investments per the financial statements	$130,740,939	$102,371,486
Notes receivable from participants per the financial statements	2,533,672	2,119,006
Total investments and notes receivable from participants per the Form 5500	$133,274,611	$104,490,492

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2017 to the Form 5500:

Year Ended December 31, 2017
Increase in net assets available for benefits per the financial statements	$28,839,206
Add: Prior year employer contributions receivable	—
Prior year participant contributions receivable	—
Less: Current year employer contributions receivable	12,624
Current year participant contributions receivable	42,463
Increase in net assets available for benefits per the Form 5500	$28,784,119

PacWest Bancorp 401(k) Plan

Form 5500 Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Employer Number 33-0885320

Plan Number: 001

December 31, 2017

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value(a)
Money market funds:
Fidelity (b)	Retirement Money Market Portfolio		$5,619,723
Mutual funds:
Fidelity (b)	Contrafund	96,483	11,816,275
T. Rowe Price	Retirement 2005	113,311	1,546,695
T. Rowe Price	Retirement 2010	71,335	1,304,003
T. Rowe Price	Retirement 2015	180,153	2,698,696
T. Rowe Price	Retirement 2020	229,315	5,168,767
T. Rowe Price	Retirement 2025	396,989	6,983,044
T. Rowe Price	Retirement 2030	222,265	5,761,115
T. Rowe Price	Retirement 2035	242,706	4,604,132
T. Rowe Price	Retirement 2040	227,906	6,208,167
T. Rowe Price	Retirement 2045	220,610	4,074,675
T. Rowe Price	Retirement 2050	183,781	2,852,286
T. Rowe Price	Retirement 2055	94,732	1,475,921
Fidelity (b)	Diversified International Fund K	194,663	7,772,902
Fidelity (b)	Extended Market Index Fund	35,993	2,233,378
Fidelity (b)	500 Index Fund	104,781	9,791,745
Dodge & Cox	Income Fund	247,618	3,407,228
American Century	Investment Equity Income Fund	378,881	3,379,618
Vanguard	Total Bond Market Index	464,718	4,995,722
Oakmark	Fund Class I	86,126	7,262,966
American Beacon	Small Cap Value Fund	70,918	1,943,849
Artisan	Mid Cap Fund	131,838	5,469,979
Eagle	Small Cap Growth Fund R6	91,745	5,814,776
John Hancock	Disciplined Value Mid Cap	203,252	4,733,735
American Funds	Growth Fund of America Class R5	88,698	4,389,656
	Total mutual funds		115,689,330
Common collective trust fund:
Wells Fargo	Stable Return Fund	37,755	1,889,660

Common stock:
PacWest Bancorp (b)	Common stock	149,607	7,542,226
	Total investments held at end of year		130,740,939
Notes receivable from participants:
The Plan (b)	315 Notes receivable from participants, interest rates ranging from 3.25% to 6.25%		2,533,672
	Total investments and notes receivable from participants at end of year		$133,274,611

(a)                                                         Historical cost information is not required for participant-directed funds.

(b)                                                         Party-in-interest for which statutory exception exists.

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP 401(k) PLAN

Date: June 29, 2018	/s/ JEFFREY T. KRUMPOCH
Jeffrey T. Krumpoch
Authorized Signer
401(k) Plan Committee